Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, December 2, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 25 to November 29, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
25/11/2024	480,015	56.658268	27,196,818.37	XPAR
25/11/2024	228,025	56.776550	12,946,472.81	CEUX
25/11/2024	27,087	56.817381	1,539,012.40	TQEX
25/11/2024	23,190	56.820241	1,317,661.38	AQEU
26/11/2024	422,780	55.305533	23,382,073.30	XPAR
26/11/2024	299,783	55.291556	16,575,468.61	CEUX
26/11/2024	30,000	55.317169	1,659,515.06	TQEX
26/11/2024	25,000	55.317216	1,382,930.39	AQEU
27/11/2024	525,587	54.055007	28,410,608.87	XPAR
27/11/2024	210,420	54.078299	11,379,155.72	CEUX
27/11/2024	33,934	54.062210	1,834,547.03	TQEX
27/11/2024	25,446	54.061928	1,375,659.82	AQEU
28/11/2024	486,811	54.163087	26,367,186.47	XPAR
28/11/2024	233,111	54.157380	12,624,681.02	CEUX
28/11/2024	37,000	54.163434	2,004,047.06	TQEX
28/11/2024	37,000	54.163948	2,004,066.07	AQEU
29/11/2024	457,545	54.611475	24,987,207.43	XPAR
29/11/2024	250,000	54.575146	13,643,786.46	CEUX
29/11/2024	40,000	54.611366	2,184,454.64	TQEX
29/11/2024	40,000	54.613111	2,184,524.43	AQEU
Total	3,912,734	54.948759	214,999,877.34

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).